UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Sogou Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

83409V104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary shares, par value US$0.001 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83409V104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 151,557,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,557,875 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,557,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (2)
14.	Type of Reporting Person (See Instructions) CO

_____________________________

(1) Represents Class B ordinary shares of the Issuer held by THL A21 Limited, which is a wholly-owned subsidiary of Tencent Holdings Limited. Each Class B ordinary share of the Issuer is convertible at the option of the holder at any time into one Class A ordinary share of the Issuer.

(2) The percentage is calculated based on 108,304,682 Class A ordinary shares of the Issuer outstanding as of March 31, 2020, according to information provided by the Issuer. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares, such percentage would be 39.2% based on 108,304,682 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding as of March 31, 2020, according to information provided by the Issuer. The voting power of the Class B ordinary shares beneficially owned by the Reporting Person represents approximately 52.3% of the aggregate voting power of the Issuer.

CUSIP No. 83409V104

1.	Names of Reporting Persons THL A21 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 151,557,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,557,875 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,557,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (2)
14.	Type of Reporting Person (See Instructions) CO

_____________________________

(1) Represents Class B ordinary shares of the Issuer held by THL A21 Limited. Each Class B ordinary share of the Issuer is convertible at the option of the holder at any time into one Class A ordinary share of the Issuer.

(2) The percentage is calculated based on 108,304,682 Class A ordinary shares of the Issuer outstanding as of March 31, 2020, according to information provided by the Issuer. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares, such percentage would be 39.2% based on 108,304,682 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding as of March 31, 2020, according to information provided by the Issuer. The voting power of the Class B ordinary shares beneficially owned by the Reporting Person represents approximately 52.3% of the aggregate voting power of the Issuer.

Introduction

This Schedule 13D (this “Statement”) is being filed by Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and THL A21 Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent (“THL A21”, and together with Tencent, the “Reporting Persons”), in respect of the Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”), of Sogou Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

Item 1. Security and Issuer

The title and class of equity securities to which this Statement relates are the Class A Ordinary Shares. The address of the principal executive offices of the Issuer is Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.

The Issuer’s ordinary shares (the “Ordinary Shares”) consist of Class A Ordinary Shares and Class B ordinary shares, par value US$0.001 per share (the “Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes and each Class A Ordinary Share is entitled to one vote.

The Issuer’s American depositary shares, each representing one Class A Ordinary Share (the “ADSs”), are listed on the New York Stock Exchange under the symbol “SOGO.”

Item 2. Identity and Background

(a) – (c), (f) This Statement is being jointly filed by:

(i) Tencent Holdings Limited, a Cayman Islands company; and

(ii) THL A21 Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a joint filing agreement attached hereto as Exhibit 1, with respect to the joint filing of this Statement and any amendment or amendments hereto.

The address of Tencent’s principal office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of THL A21’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). THL A21 is a wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent and THL A21, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) – (e) None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Proposal (as defined in Item 4), approximately US$2.1 billion would be expended in acquiring all of the Ordinary Shares owned by the shareholders of the Issuer other than the Reporting Persons and their affiliates.

The Reporting Persons intend to finance the Transaction (as defined in Item 4) with their cash on hand.

Item 4. Purpose of Transaction

Prior to the Issuer’s initial public offering on November 9, 2017, THL A21 held 151,557,875 shares in the Issuer in the aggregate (consisting of 6,757,875 pre-IPO Class A ordinary shares, 79,368,421 pre-IPO Class B ordinary shares and 65,431,579 pre-IPO Series B preferred shares). Upon the completion of the initial public offering of the Issuer, all such shares were automatically converted into and re-designated as Class B Ordinary Shares on a one-to-one basis.

On July 27, 2020, Tencent, for itself and on behalf of its affiliates, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”). In the Proposal, Tencent proposed to acquire all of the outstanding Ordinary Shares that are not already beneficially owned by Tencent and its affiliates for US$9 per share in a going private transaction (the “Transaction”).

If the Transaction is carried out and consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the Ordinary Shares under Section 12 of the Exchange Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

Concurrently with the submission of the Proposal, Tencent entered into a support agreement (the “Support Agreement”) with Mr. Charles Zhang, who beneficially owns approximately 6.4% of the total issued and outstanding Ordinary Shares and 0.9% of the total voting power of the Issuer based on the Issuer’s public filings. Under the Support Agreement, Mr. Charles Zhang agreed, among other things, to vote all of the Ordinary Shares beneficially owned by him in favor of the Transaction and to sell to Tencent or its affiliates all the Ordinary Shares beneficially owned by him prior to or in the Transaction.

References to the Proposal and the Support Agreement in this Statement are qualified in their entirety by reference to the Proposal and the Support Agreement, which are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference in their entirety.

Except as disclosed in this Statement, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Proposal, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions.

Item 5. Interest in Securities of the Issuer

(a) – (b) As of the date of this Statement, each Reporting Person beneficially owns and has the sole power to vote or direct the vote, or to dispose or direct the disposition of, 151,557,875 Class B Ordinary Shares, which are directly held by THL A21.

The Class B Ordinary Shares held by the Reporting Persons represent approximately 58.3% of the total outstanding Class A Ordinary Shares, based on a total of 259,862,557 Class A Ordinary Shares outstanding as of March 31, 2020 (which consisted of 108,304,682 Class A Ordinary Shares, according to information provided by the Issuer, plus 151,557,875 Class B Ordinary Shares held by the Reporting Persons (assuming conversion of such Class B Ordinary Shares into Class A Ordinary Shares)).

The Class B Ordinary Shares held by the Reporting Persons represent approximately 39.2% of the total outstanding Ordinary Shares and approximately 52.3% of the total voting power of the Issuer, based on a total of 108,304,682 Class A Ordinary Shares and 278,757,875 Class B Ordinary Shares outstanding as of March 31, 2020, according to information provided by the Issuer.

Because of the arrangements in the Support Agreement, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act together with Mr. Charles Zhang, who beneficially owns 24,686,863 Class A Ordinary Shares, representing approximately 6.4% of the total outstanding Ordinary Shares and 0.9% of the total voting power of the Issuer based on the Issuer’s public filings. However, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Ordinary Shares beneficially owned by Mr. Charles Zhang or his affiliates for any purpose, and such beneficial ownership is expressly disclaimed.

Because of the arrangements in the Voting Agreement (as defined in Item 6 below), the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act together with Sohu Search (as defined in Item 6 below), which beneficially owns 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares, representing approximately 33.8% of the total outstanding Ordinary Shares and 44.1% of the total voting power of the Issuer based on the Issuer’s public filings. However, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Ordinary Shares beneficially owned by Sohu Search or its affiliates for any purpose, and such beneficial ownership is expressly disclaimed.

(c) To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Sohu.com (Search) Limited (“Sohu Search”) and THL A21 entered into a voting agreement (the “Voting Agreement”) on August 11, 2017. Under the Voting Agreement, Sohu Search and THL A21 have agreed that, subject to certain exceptions, (i) within three years following the completion of the Issuer’s initial public offering, Sohu Search will vote all Class B Ordinary Shares and Class A Ordinary Shares held by Sohu, and THL A21 will vote 45,578,896 of THL A21’s Class B Ordinary Shares, to elect the Issuer’s directors such that the Board will consist of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by THL A21, and the seventh of whom will be the Issuer’s then chief executive officer, and (ii) after three years following the completion of the Issuer’s initial public offering, Sohu Search will be entitled to choose to change the size and composition of the Board, subject to THL A21’s right to appoint at least one director. References to the Voting Agreement in this Statement are qualified in their entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference in its entirety.

The Issuer, Sohu Search, THL A21 and Photon Group Limited entered into a registration rights agreement (the “Registration Rights Agreement”) on August 11, 2017. Under the Registration Rights Agreement, Sohu Search, THL A21, and Photon Group Limited are entitled to registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights at any time after the termination of the underwriters’ lockup period applicable to the Issuer’s initial public offering. References to the Registration Rights Agreement in this Statement are qualified in their entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 5 and is incorporated herein by reference in its entirety.

The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference in its entirety into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement dated as of August 5, 2020 by and between Tencent Holdings Limited and THL A21 Limited.

2	Proposal from Tencent Holdings Limited to the Board dated July 27, 2020 (incorporated by reference to Exhibit A to Exhibit 99.1 to the Form 6-K filed by the Issuer on July 28, 2020).

3	Support Agreement dated as of July 27, 2020 by and between Charles Zhang and Tencent Holdings Limited.

4	Voting Agreement dated as of August 11, 2017 by and among Sogou Inc., Sohu.com (Search) Limited, and THL A21 Limited (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form F-1 (file no. 333-220928) filed on October 13, 2017).

5	Registration Rights Agreement dated as of August 11, 2017 by and among Sogou Inc., Sohu.com (Search) Limited, Photon Group Limited and THL A21 Limited (incorporated by reference to Exhibit 10.8 to the Issuer’s Registration Statement on Form F-1 (file no. 333-220928) filed on October 13, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Martin Lau
Name: Martin Lau
Title: Authorized Signatory

THL A21 LIMITED

By:	/s/ Martin Lau
Name: Martin Lau
Title: Authorized Signatory

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name is with Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Iain Ferguson Bruce	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
David A M Wallerstein	Chief Exploration Officer and Senior Executive Vice President	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

EXECUTIVE OFFICERS AND DIRECTORS OF THL A21 LIMITED

The names of the directors and the names and titles of the executive officers of THL A21 Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name is with THL A21 Limited.

Name	Title	Citizenship
Directors:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa

Executive officers:
N/A